3-11-02

U.S. SECURIMISSION

02007441

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ANNUAL AUDITED REPORT

FORM X-17A-5

PART III

SEC FILE NUMBER
8-8-22273

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CAPITAL INSTITUTIONAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

RECD S.E.C. FEB 2 8 2002 528

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 North St. Paul, Suite 2200
(No. and Street)

Dallas,	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tim R. Hall (214) 720-0055
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name - if individual, state last, first, middle name)

Arthur Andersen LLP

901 Main Street	Dallas,	Texas	75202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

3-22-02

OATH OR AFFIRMATION

We, Donald C. Potts and Tim R. Hall, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to the firm of Capital Institutional Services, Inc. as of December 31, 2001 and 2000, are true and correct, and such financial statements and supplemental schedule will be promptly made available to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the company nor any director or principal officer has any proprietary interest in any account classified solely as that of a customer.



Chief Executive Officer



Chief Financial Officer and Treasurer

Subscribed and sworn to before me
this 27 day of February 2002.



Notary Public



ANNE DAVICH
Notary Public
State of Texas
My Comm. Exp. 07-05-2004


ANDERSEN

Capital Institutional Services, Inc.

Statements of Financial Condition
As of December 31, 2001 and 2000

Together with Report of Independent Public Accountants



ANDERSEN

Report of Independent Public Accountants

To the Board of Directors of
Capital Institutional Services, Inc.:

We have audited the accompanying statements of financial condition of Capital Institutional Services, Inc., a Texas corporation (the Company"), as of December 31, 2001 and 2000, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Capital Institutional Services, Inc. as of December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Dallas, Texas,
February 8, 2002

Capital Institutional Services, Inc.

Statements of Financial Condition--December 31, 2001 and 2000

ASSETS	2001	2000
CASH	$ 86,074	$ 76,105
SHORT-TERM INVESTMENTS	25,499,657	30,380,955
INVESTMENTS	2,407,790	2,278,158
RECEIVABLES FROM BROKERS AND DEALERS	1,723,451	1,228,418
DEFERRED RESEARCH COSTS	4,517,382	3,812,224
NEW YORK STOCK EXCHANGE MEMBERSHIP, at cost (market value of $2,200,000 and $1,700,000 at December 31, 2001 and 2000, respectively)	770,000	770,000
FURNITURE AND EQUIPMENT, at cost, less accumulated depreciation of $4,555,998 and $3,736,304 at December 31, 2001 and 2000, respectively	4,051,875	2,859,056
OTHER ASSETS	1,690,811	1,166,715
Total assets	$40,747,040	$42,571,631
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES:		
Accounts payable and accrued liabilities	$ 6,791,144	$ 5,945,294
Accrued research services	14,907,834	15,833,896
Accrued income taxes	204,206	354,220
Total liabilities	21,903,184	22,133,410
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY:		
Common stock, $.01 par value, 10,000,000 shares authorized, 21,052 shares issued and outstanding	211	211
Additional paid-in capital	29,525	29,525
Retained earnings	18,814,120	20,408,485
Total shareholders' equity	18,843,856	20,438,221
Total liabilities and shareholders' equity	$40,747,040	$42,571,631

The accompanying notes are an integral part of these financial statements.

Capital Institutional Services, Inc.

Notes to Statements of Financial Condition
December 31, 2001 and 2000

1. Nature of Operations and Summary of Significant Accounting Policies:

Capital Institutional Services, Inc. (the "Company") is a securities broker/dealer and is a member firm of the New York Stock Exchange ("NYSE") and other principal exchanges. The Company executes debt and equity transactions for domestic and international investment advisors, money managers, and plan sponsors (the "Money Managers"). The Company transacts business out of offices located in Dallas, Texas; New York, New York; and London, England.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual results may differ from these estimates.

Research Purchasing Power

The Company conducts a portion of its business within the safe harbor of Section 28(e) of the Securities Exchange Act of 1934, as amended. In that regard, the Company executes brokerage transactions for the Money Managers at a negotiated commission rate. As an incentive to use the Company's facilities for the execution of such brokerage transactions, the Company has developed a system to provide third-party research services to Money Managers based upon the frequency of use of its facilities.

The amount of third-party research services that the Company will furnish to the Money Managers is based on the amount of commissions that the Company receives or expects to receive for execution of brokerage transactions and is measured by the Company in terms of Research Purchasing Power. It is understood by the Money Managers and the Company that Research Purchasing Power is not redeemable in cash and, when redeemed, may only be used to obtain third-party research services through the Company. Accordingly, management does not consider Research Purchasing Power to be a financial instrument. The accumulated Research Purchasing Power of Money Managers is reduced when the Company provides third-party research services at the request of such Money Managers.

Amounts relating to Money Managers with a positive Research Purchasing Power balance are reflected in the accompanying statements of financial condition as accrued research services. Such amounts represent the estimated third-party research services to be provided to Money Managers from whom the Company has earned commissions for execution of brokerage transactions. Amounts relating to Money Managers with a negative Research Purchasing Power balance are reflected in the accompanying statements of financial condition as deferred research costs. Such amounts represent the amount of research services paid on behalf of Money Managers for which future commissions are expected to be received.

The provision for uncollectible negative Research Purchasing Power balances is determined under the direct write-off method, which is not materially different from the allowance method.

Capital Institutional Services, Inc.

Notes to Statements of Financial Condition
December 31, 2001 and 2000

Securities Transactions

Securities transactions are normally recorded on a settlement date basis, generally the third business day following the transaction date, which is not materially different than on a trade-date basis.

Fair Value of Financial Instruments

The carrying amount of cash and short-term investments approximates fair value due to the short maturity of those instruments. Investments are carried at fair value which is estimated based on quoted market prices for those or similar instruments (see Note 3).

Proprietary Accounts of Introducing Brokers

Proprietary accounts held at clearing brokers ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and its clearing brokers which requires, among other things, for the clearing brokers to perform a computation of PAIB Assets similar to the customer reserve computation set forth in Rule 15c3-3.

2. Short-Term Investments:

Short-term investments consist primarily of money market funds which are highly liquid instruments readily convertible into known amounts of cash.

3. Investments:

The cost and estimated market values of investment securities at December 31, 2001, are as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury Notes	$1,996,797	$ 55,703	$ -	$2,052,500
U.S. Treasury Bills	99,827	-	137	99,690
Other	418,400	-	162,800	255,600
	$2,515,024	$ 55,703	$162,937	$2,407,790

The cost and estimated market values of investment securities at December 31, 2000, are as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury Notes	$2,150,013	$ 34,545	$ -	$2,184,558
Other	93,600	-	-	93,600
	$2,243,613	$ 34,545	$ -	$2,278,158

4. Furniture and Equipment:

The following is a summary of furniture and equipment as of December 31, 2001 and 2000:

	Estimated Useful Life	2001	2000
Automobile	5 years	$ 62,206	$ 62,206
Furniture and fixtures	7 years	3,114,550	2,029,353
Computer equipment	5 years	3,516,758	2,934,482
Computer software	5 years	1,914,359	1,569,319
		8,607,873	6,595,360
Less- Accumulated depreciation and amortization		(4,555,998)	(3,736,304)
		$4,051,875	$2,859,056

5. Customer Protection - Reserves and Custody Securities:

The Company does not hold funds or securities for customers and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to Paragraph (k)(2)(ii) of such rule. Rule 15c3-3 provides for the maintenance by broker dealers of basic reserves with respect to customers' cash and securities and enumerates standards relating to the physical possession of customer securities.

The Company carries no customer regulated commodities futures accounts; therefore, the computation of segregated funds pursuant to Section 4d(2) of the Commodity Exchange Act is not applicable.

6. Income Taxes:

The Company has elected S corporation status under the Internal Revenue Code ("IRC") and is not subject to federal income taxes. Profits or losses of the Company are included in the federal income tax returns of its shareholders. The accrued income taxes payable included in the accompanying statements of financial condition represent estimated state, local, and foreign income taxes.

7. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to compute minimum net capital under the Alternative Net Capital method under Rule 15c3-1(ii), which requires maintenance of minimum net capital of the greater of 2% of aggregate debit items or $250,000. At December 31, 2001 and 2000, the Company had net capital as defined by Rule 15c3-1 of $5,834,611 and $10,074,279, respectively, which was $5,584,611 and $9,824,279 in excess of the required minimum net capital, respectively.

Capital distributions to shareholders can be made under a capital distribution policy approved by the Company's Board of Directors. Periodic distributions approved by the Board of Directors are made to enable shareholders to pay federal income taxes on Company profits, among other purposes. Such distributions totaled $10,798,163 and $7,941,478 in 2001 and 2000, respectively.

In January 2002, the Company made cash distributions of $44,442 to shareholders.

8. Commitments:

The Company leases its office facilities under operating leases with expiration dates through 2011. Certain leases provide for renewal options.

Future minimum rentals at December 31, 2001, are as follows:

Year Ending December 31,	Amount
2002	$ 606,177
2003	312,294
2004	194,736
2005	158,166
2006	158,166
2007 and thereafter	790,830
Total	$2,220,369

9. Employee Benefits:

The Company adopted an employee savings plan (the "Plan") effective January 1, 1991, with employer participation in accordance with the provisions of Section 401(k) of the IRC. Substantially all of the Company's employees are eligible to become participants in the Plan after six months of service and attaining age 21. The Plan allows participants to make pretax contributions up to 15% of their base salary, not to exceed amounts allowable under the IRC, with the Company making discretionary matching contributions. All amounts contributed to the Plan are deposited in a trust fund which is administered by an independent financial institution.

At December 31, 2001 and 2000, the Company had no obligation to provide other postretirement benefits to current or former employees.

10. Financial Instruments with Off-Balance Sheet Risk:

As of December 31, 2001 and 2000, the Company had no financial instruments with off-balance sheet risk of loss.

Capital Institutional Services, Inc.

Notes to Statements of Financial Condition
December 31, 2001 and 2000

11. Condensed Results of Operations:

Following is condensed results of operations of the Company for the years ended December 31, 2001 and 2000:

	2001	2000
TOTAL REVENUES	$104,748,099	$99,472,205
TOTAL EXPENSES	95,544,301	88,786,147
NET INCOME	$ 9,203,798	$10,686,058